Exhibit 2

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY SHAREHOLDERS' GENERAL MEETING
TO BE HELD ON MARCH 8 2016

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, BEZHALEL MACHLIS and RONIT ZMIRI, and each of them acting individually without any of the others, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Shareholders' Extraordinary General Meeting of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on Tuesday, March 8, 2016, at 3:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

March 8, 2016

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement and  Proxy Card
are  available at www.elbitsystems.com

Please sign, date  and  mail
your proxy card  in  the
envelope provided as soon
as possible.

↓ Please detach along perforated line and  mail in the envelope provided.↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE COMPANY’S PRESIDENT AND CEO	☐	☐	☐

			YES	NO

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of the terms of office and employment of the Company’s President and CEO (other than a personal interest which is not the result of your relations with a controlling shareholder of the Company).
			☐	☐

(Please note: if you do not mark either Yes or No, your shares will not be voted).
			FOR	AGAINST	ABSTAIN
	2.	RE-ELECTION OF DR. YEHOSHUA GLEITMAN FOR AN ADDITIONAL THREE-YEAR PERIOD AS AN EXTERNAL DIRECTOR	☐	☐	☐

			YES	NO
		Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of re-election of Dr. Yehoshua Gleitman for an additional three year period as an External Director (other than a personal interest which is not the result of your relations with a controlling shareholder of the Company).	☐	☐

(Please note: if you do not mark either Yes or No, your shares will not be voted).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐	The undersigned hereby acknowledge(s) receipt of the Notice of Shareholders' Extraordinary General Meeting and the accompanying Proxy Statement.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names  appear  on this Proxy.  When shares are held jointly, each  holder should sign.    When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.